UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR

REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 1-4300

APACHE CORPORATION

(Issuer)

CHICAGO STOCK EXCHANGE

(Exchange)

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

2000 Post Oak Boulevard, Suite 100

Houston, Texas 77056-4400

(713) 296-6000

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Common Stock, $0.625 par value

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)

☐	17 CFR 240.12d2-2(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.[1]

☒

Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Explanatory Note: Prior to the date of this Form 25, Apache Corporation’s (the “Company’s”) common stock, $0.625 par value (the “Common Stock”), was listed on each of the New York Stock Exchange, the Chicago Stock Exchange, and the Nasdaq Global Select Market. The Company is filing this Form 25 solely to withdraw its Common Stock from listing on the Chicago Stock Exchange and not to withdraw such securities from listing on the Nasdaq Global Select Market or from registration under Section 12(b) of the Securities Exchange Act of 1934, as amended. The Company will separately file an additional Form 25 to withdraw its Common Stock from listing on the New York Stock Exchange. The Common Stock will continue to trade on the Nasdaq Global Select Market.

Pursuant to the requirements of the Securities Exchange Act of 1934, Apache Corporation certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

June 8, 2020	By	/s/ Rajesh Sharma	Corporate Secretary
Date	Name	Rajesh Sharma	Title

[1]	Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.